                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.__)*

                             COASTCAST CORPORATION
                             ---------------------
                                 Name of Issuer

                           COMMON STOCK NO PAR VALUE
                           -------------------------
                         (Title of Class of Securities)

                                  19057T 10 8
                                 (CUSIP Number)

          Robert Goon Esq., c/o Jeffer, Mangels, Butler & Marmaro LLP,
      2121 Avenue of the Stars, 10th Floor, Los Angeles, California 90067
                                 (310) 203-8080
      -------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 29, 1997
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                       1



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                                  SCHEDULE 13D


CUSIP No.     19057Y 10 8

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      HANS H. BUEHLER
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            Not applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,137,447
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,137,447
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,137,447
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.88%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D


CUSIP No.     19057Y 10 8

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      VIVIAN BUEHLER
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            Not applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,137,447
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,137,447
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,137,447
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.88%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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
                                  SCHEDULE 13D


CUSIP No.     19057Y 10 8

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      GOLDEN BAND, L.P.         [95-4642397]
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            Not applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      CALIFORNIA, U.S.A.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,107,750
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,107,750
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,107,750
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.59%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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
                                  SCHEDULE 13D


CUSIP No.     19057Y 10 8

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      LONGVIEW ENTERPRISES, INC.                [95-4642395]
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            Not applicable
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA, U.S.A.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,107,750
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,107,750
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,107,750
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.59%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.      SECURITY AND ISSUER

        a.      Common Stock, no par value

        b. Coastcast Corporation (the "Company"), 3025 East Victoria Street, Rancho Dominguez, California 90221.

ITEM 2.      IDENTITY AND BACKGROUND

        a. Hans H. Buehler, Vivian Buehler, Golden Band, L.P. and Longview Enterprises, Inc.

        b.      805 N. Crescent Drive, Beverly Hills, California 90210

        c. Hans H. Buehler is Chairman of the Board of Directors and Chief Executive Officer of the Company, a manufacturer of titanium and stainless steel golf club heads.

        d.      Not Applicable

        e.      Not Applicable

        f. Hans H. Buehler and Vivian Buehler--U.S.A. Golden Band, L.P. and Longview Enterprises, Inc.--California, U.S.A.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Not Applicable but see Item 5(c).

ITEM 4.      PURPOSE OF THE TRANSACTION

        Estate planning by Hans H. Buehler and Vivian Buehler.

ITEM 5.      INTEREST IN SECURITIES OF THE COMPANY

        a. Golden Band, L.P., a California limited partnership, owns 1,107,750 shares of the Common Stock of the Company. Longview Enterprises, Inc., a California corporation, is the sole general partner of Golden Band, L.P. and owns a 1% interest in Golden Band, L.P. Hans H. Buehler owns a 50% interest in and Vivian Buehler owns a 50% interest in Longview Enterprises, Inc. In addition, Hans H. Buehler and Vivian Buehler own an additional 37,497 shares of the Common Stock of the Company underlying options held by Hans H. Buehler and granted by the Company. Hans
                H. Buehler and Vivian Buehler own their interests in Longview Enterprises, Inc. and in the Common Stock of the Company (except for the shares underlying the options) as Co-Trustees of the Buehler Living Trust, dated August 22, 1990 (the "Trust").

Band Hans H. Buehler and Vivian Buehler disclaim the beneficial ownership of 10,199.1 shares held by Golden L.P. and this report shall not be an admission that Hans H. Buehler and Vivian Buehler are the beneficial owners



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                of such 10,199.1 shares for purposes of Section 13(d) or for any other purposes. Longview Enterprises, Inc. disclaims the beneficial ownership of 1,096,672.5 shares held by Golden Band, L.P. and this report shall not be an admission that Longview Enterprises, Inc. is the beneficial owner of such 1,096,672.5 shares for purposes of Section 13(d) or any other purposes.

                Does not include 186,000 shares held by a charitable foundation of which Hans H. Buehler and Vivian Buehler are directors and officers, beneficial ownership of which Hans H. Buehler and Vivian Buehler disclaim. This report shall not be deemed an admission that Hans H. Buehler and Vivian Buehler are the beneficial owner of such 186,000 shares for purposes of Section 13(d) or any other purpose.

        b. Hans H. Buehler and Vivian Buehler share voting and disposition power over 37,497 shares underlying the options (less than 1/100% of the Common Stock of the Company) and Hans H. Buehler, Vivian Buehler, Golden Band, L.P. and Longview Enterprises, Inc. share voting and disposition power over 1,107,750 shares (12.59%).

        c. On August 28, 1997, Hans H. Buehler and Vivian Buehler removed 2,600 shares of the Company from the Trust and gifted such shares to a trust for one of their grandchildren. On August 29, 1997, the Trust transferred 1,086,272 shares of the Company to West Main Street, L.P., a California limited partnership, for a 99.07% limited partnership interests. West Main Street, L.P. then immediately transferred such 1,086,272 shares and an additional 10,400 shares it owned to Golden Band, L.P. for a 99% limited partnership interest in Golden Band, L.P. At the same time, the Trust transferred 11,078 shares in the Company for 100% of the common stock of Longview Enterprises, Inc. which immediately transferred such shares to Golden Band, L.P. for a 1% general partnership interest in Golden Band, L.P.

        d.      Not applicable.

        e.      Not applicable.

        f.      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUE.

        None.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

        A.   Joint Filing Agreement.







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                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

September 9th, 1997

                                        /s/   HANS H. BUEHLER
                                        -------------------------------
                                        HANS H. BUEHLER


                                        /s/   VIVIAN BUEHLER
                                        -------------------------------
                                        VIVIAN BUEHLER


                                        GOLDEN BAND, L.P., a California
                                        limited partnership

                                        By: LONGVIEW ENTERPRISES, INC.
                                        a California corporation,
                                        its general partner

                                        By: /s/  HANS H. BUEHLER
                                           ---------------------------
                                           HANS H. BUEHLER, President

                                        LONGVIEW ENTERPRISES, INC.
                                        a California corporation


                                        By: /s/  HANS H. BUEHLER
                                           ----------------------------
                                            HANS H. BUEHLER, President












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                                                                 EXHIBIT A

                             JOINT FILING AGREEMENT

The undersigned agree that the attached Schedule 13D and any amendments thereto and any Forms 3, 4, or 5 required to be filed by the undersigned relating to the Common Stock of Coastcast Corporation, a California corporation, may be jointly filed.



September 9th, 1997

                                        /s/   HANS H. BUEHLER
                                        -------------------------------
                                        HANS H. BUEHLER

                                        /s/   VIVIAN BUEHLER
                                        -------------------------------
                                        VIVIAN BUEHLER


                                        GOLDEN BAND, L.P., a California
                                        limited partnership

                                        By: LONGVIEW ENTERPRISES, INC.
                                        a California corporation,
                                        its general partner

                                        By: /s/  HANS H. BUEHLER
                                           ---------------------------
                                           HANS H. BUEHLER, President


                                        LONGVIEW ENTERPRISES, INC.
                                        a California corporation,

                                        By: /s/  HANS H. BUEHLER
                                           ---------------------------
                                           HANS H. BUEHLER, President